FORM 4

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	IRS or Social Security Number of Reporting Person (Voluntary)
	J. David Hakman		Hanover Direct, Inc./HNV
	(Last) (First) (Middle)
	115 River Road	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			8/02
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)				7.	Individual or Joint/Group Filing (check applicable line)
	Edgewater, NJ 07020 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)
SEC 1474 (7/96)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V		(A)	(D)

	Stock Option		$0.23		8/2/02		A			25,000

	(right to buy)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	*	8/2/12		Common Stock	25,000		**		95,000		D

Explanation of Responses:

* One-third on each of 8/02/03, 8/02/04 and 8/02/05, provided the Reporting Person is a Director of Hanover Direct, Inc. immediately prior to any of each such dates.

** Given as part of 2002 Stock Option Plan for Directors.

/s/ J. David Hakman	9/4/02
**Signature of Reporting Person J. David Hakman	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1474 (7/96)